

Ed Hohmann · 3rd

Social Media Gateways, In

CTO at Social Media Gateways

Las Vegas, Nevada, United States · 55 connections ·

Contact info

Experience

CTO
Social Media Gateways, Inc.
Jan 2012 – Present · 9 yrs 3 mos

Skills & endorsements

SaaS · 4

George F. and 3 connections have given endorsements for this skill

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Entrepreneurship · 3

Donald Steiny and 2 connections have given endorsements for this skill

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Strategy · 3

Moses Kusasira and 2 connections have given endorsements for this skill

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Accomplishments

2   **Languages**
     English • German

